
July 14, 2014

Via E-mail
Mr. Jason E. Child
Chief Financial Officer
Groupon, Inc.
600 West Chicago Avenue, Suite 400
Chicago, Illinois 60654

> **Re: Groupon, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **Response dated June 27, 2014**
> **File No. 1-35335**

Dear Mr. Child:

We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Revenue Recognition, page 73

1.   We are considering your response to comment 2 from our letter dated June 13, 2014. Please respond to the following questions so that we may fully understand the facts and circumstances of your revenue recognition in Germany.

- Please explain to us the details of the civil case decided by the Regional Court of Berlin in October 2011 including the identity of the parties involved and the purpose of the suit. Tell us who appealed the ruling and why it was appealed.

- Tell us if you recorded a VAT liability in February 2012 and if not, please explain why not.
- We note, in most jurisdictions, your obligation to the merchant ends shortly after voucher expiration. However, in Germany, as a result of the consumer protection provisions of German civil law, merchants may be required to honor vouchers beyond the stated expiration date. Tell us how your agreements with merchants in Germany addressed voucher redemptions after the expiration date. Specifically, under your contracts with merchants, tell us if you were legally obligated to make a payment to a merchant in the event a voucher was redeemed after the expiration date.
- Please explain to us your consideration of the impact of the consumer protection provisions of German civil law on your obligations to the purchasers of Groupons in Germany. Specifically address why, as a result of the consumer protection provisions of German civil law, it was not considered reasonably possible for the Company to be obligated to refund expired vouchers in Germany.
- Tell us how you recorded the one-time increase in third party revenue in the quarter ended September 30, 2012. Include the specific line-items impacted and the amounts recorded in your response.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, (202) 551-6971 or Ajay Koduri, Senior Counsel, at (202) 551-3310 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director